SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Arbinet-thexchange, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03875P100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

CUSIP NO. 03875P100	13 G	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Partners II, L.P. (“ECP II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 ordinary common shares (“shares”)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 03875P100	13 G	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Interfund L.P. (“Interfund II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 03875P100	13 G	Page 4 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Management, L.P. (“Management II LP”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 03875P100	13 G	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Management, LLC (“Management II LLC”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 03875P100	13 G	Page 6 of 13

1	NAME OF REPORTING PERSON Mark J. DeNino (“DeNino”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,082 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 7,082 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,082
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 03875P100	13 G	Page 7 of 13

1	NAME OF REPORTING PERSON Robert E. Keith, Jr. (“Keith”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,806 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 11,806 shares.
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 03875P100	13 G	Page 8 of 13

1	NAME OF REPORTING PERSON William G. Kingsley (“Kingsley”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,979 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 5,979 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 03875P100	13 G	Page 9 of 13

1	NAME OF REPORTING PERSON Scott B. Ungerer (“Ungerer”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,827 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 4,827 shares.
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,827
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 03875P100	13 G	Page 10 of 13

ITEM 1(A).

NAME OF ISSUER

Arbinet-thexchange, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

120 ALBANY STREET, TOWER II

SUITE 450

NEW BRUNSWICK, NJ 08901

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by EnerTech Capital Partners II, L.P., a Delaware limited partnership (“ECP II”), ECP II Interfund, L.P., a Delaware limited partnership (“Interfund II”), ECP II Management, L.P., a Delaware limited partnership (“Management II LP”), ECP II Management, LLC,  a Delaware limited liability company (“Management II LLC”) and William G. Kingsley (“Kingsley”), Scott B. Ungerer (“Ungerer”), Robert E. Keith, Jr. (“Keith”), and Mark J. DeNino (“DeNino”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Management II LLC, the general partner of Interfund II and of Management II LP, which is the general partner of ECP II, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by ECP II and Interfund II.  DeNino, Keith, Kingsley, and Ungerer are the members of the executive board of Management II LLC and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by ECP II and Interfund II.

ITEM 2(B).

ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

EnerTech Capital Partners

435 Devon Park Drive

700 Building

Wayne, PA 19087

ITEM 2(C)

CITIZENSHIP

ECP II, Interfund II, and Management II LP are Delaware limited partnerships.  Management II LLC is a Delaware limited liability company.  DeNino, Keith, Kingsley, and Ungerer are United States citizens.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP #

ITEM 3.

Not Applicable

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 03875P100	13 G	Page 11 of 13

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒      Yes

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.

CERTIFICATION.

Not applicable

CUSIP NO. 03875P100	13 G	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007

EnerTech Capital Partners II, L.P., a

Delaware Limited Partnership

By:

/s/ William G. Kingsley

William G. Kingsley, Vice President of ECP II

Management, LLC, general partner of ECP II

Management, L.P., its general partner.

ECP II Interfund, L.P., a

Delaware Limited Partnership

By:

/s/ William G. Kingsley

William G. Kingsley, Vice President of ECP II

Management, LLC, its general partner.

ECP II Management, L.P., a

Delaware Limited Partnership

By:

/s/ William G. Kingsley

William G. Kingsley, Vice President of ECP II

Management, LLC, its general partner.

ECP II Management, LLC, a

Delaware Limited Liability Company

By:

/s/ William G. Kingsley

William G. Kingsley, Vice President

/s/ William G. Kingsley

William G. Kingsley

/s/ Scott B. Ungerer

Scott B. Ungerer

CUSIP NO. 03875P100	13 G	Page 13 of 13

Robert E. Keith, Jr.

Mark J. DeNino

By:

/s/ Pamela Strisofsky

Pamela Strisofsky, Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 0/04/2001